-------------------------   UNITED STATES SECURITIES AND EXCHANGE COMMISSION     ----------------------------
                                         Washington, D.C.  20549
         FORM 5                                                                            OMB APPROVAL
                           AMENDED ANNUAL STATEMENT OF CHANGES IN BENEFICIAL
------------------------                       OWNERSHIP                         ----------------------------
/_/ Check box if no                                                              OMB Number:        3235-0362
    longer subject to            Filed pursuant to Section 16(a) of the          Expires:  September 30, 1998
    Section 16. Form 4       Securities Exchange Act of 1934, Section 17(a)      Estimated average
    or Form 5                 of the Public Utility Holding Company Act of       burden hours per
    obligations may          1935 or Section 30(f) of the Investment Company     response...............  1.0
    continue. See                              Act of 1940                       ----------------------------
    Instruction 1(b).
/_/ Form 3 Holdings
    Reported
/_/ Form 4 Transactions
    Reported
-------------------------------------------------------------------------------------------------------------
1. Name and Address of            2. Issuer Name AND Ticker or      6. Relationship of Reporting
   Reporting Person*                 Trading Symbol                    Person(s) to Issuer
                                                                           (Check all applicable)
                                                                    _X_ Director        __ 10% Owner
Black     Stanley     D.             Trend-Lines, Inc. "TRND"       _X_ Officer (give   __ Other (specify
________________________________                                                 title            below)
(Last)    (First)     (Middle)                                                   below)
                                                                       Chairman and CEO
Trend-Lines, Inc.                                                    __________________________________
135 American Legion Highway       3. IRS or Social      4. Statement
________________________________     Security Number       for
            (Street)                 of Reporting          Month/Year
                                     Person
                                     (Voluntary)           2/28/98
Revere     MA              02151
________________________________                        5. If         7. Individual or Joint/Group
(City     (State)          (Zip)                           Amendment,    Reporting
                                                           Date of        (check applicable line)
                                                           Original   _X__Form Filed by One Reporting
                                                           (Month/        Person
                                                           Year)      ____Form Filed by More than One
                                                                          Reporting Person
                                                           04/98
--------------------------------------------------------------------------------------------------------------------------

                        Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security       2. Trans-   3. Trans-    4. Securities Acquired     5. Amount      6. Owner-       7. Nature
   (Instr. 3)                 action      action       (A) or                     of             ship            of
                              Date        Code         Disposed of (D)            Securities     Form:           Indirect
                             (Month/     (Instr.8)     (Instr. 3, 4 and 5)        Benefi-        Direct (D)      Beneficial
                              Day/                                                cially         or Indi-        Ownership
                              Year)                                               Owned at       rect (I)        (Instr. 4)
                                                                                  end of         (Instr. 4)
                                                                                  Issuer's
                                                                                  Fiscal
                                                                                  Year
                                                                                  (Instr. 3
                                                                                   and 4)
                                                    ___________________________
                                                     Amount    (A) or    Price
                                                               (D)

Class A Common Stock        12/11/97        G        5,980      D         -0-      4,200,282       *                *
Class A Common Stock         1/12/98        G        5,636      D         -0-      4,200,282       *                *



--------------------------------------------------------------------------------------------------------------------------

* See Attached Schedule A.

_____________________
* If the form is filed by more than one reporting person, see instruction
  4(b)(v).

                                                                          (Over)
                                                                 SEC 2270 (9-96)


FORM 5 (continued)   Table II - Derivative Securities Acquired, Disposed of, or Beneficialy Owned
                           (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
1. Title of          2. Con-   3. Trans-  4. Trans-  5. Num-    6. Date      7. Title      8. Price   9. Num-   10. Own-  11. Na-
 Derivative           version   action     action     ber of     Exercis-     and Amount    of De-     ber of    ership    ture of
 Security             or        Date       Code       Deri-      able and     of Under-     rivative   Deriva-   of        Indi-
 (Instr. 3)           Exer-     (Month/    (Instr.    vative     Expiration   lying Secu-   Secu-      tive      Deriva-   rect Ben-
                      cise       Day/       8)        Secu-      Date         rities        rity       Securi-   tive Se-  eficial
                      Price      Year)                rities     (Month/Day/  (Instr. 3     (Instr.    ties Ben- curity:   Owner-
                      of De-                          Acquired    Year)        and 4)        5)        eficially Direct    ship
                      rivative                        (A) or                                           Owned at  (D) or    (Instr.
                      Security                        Disposed                                         End of    Indirect   4)
                                                      of (D)                                           Year      (I)
                                                      (Instr. 3,                                       (Instr.   (Instr.
                                                       4, and 5)                                        4)        4)

                                                     ___________ ____________  _____________
                                                      (A)   (D)  Date   Expi-  Title   Amount
                                                                 Exer-  ra-            or
                                                                 cis-   tion           Number
                                                                 able   Date           of
                                                                                       Shares

Class B Common                  12/11/97     C            5,980                Class A 5,980           4,102,469     *          *
Stock                                                                          Common
                                                                               Stock

Class B Common                   1/12/98     C            5,636                Class A 5,636           4,102,469     *          *
Stock                                                                          Common
                                                                               Stock

------------------------------------------------------------------------------------------------------------------------------------
Explanation of Responses:

* See Attached Schedule A





** Intentional misstatements or omissions of facts constitute
   Federal Criminal Violations.
   SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                              /s/ Stanley D. Black                        May 8, 1998
                                                                         ------------------------------------------  -------------
                                                                             ** Signature of Reporting Person             Date
                                                                              Stanley D. Black

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

                                                                          Page 2
                                                                 SEC 2270 (7-96)

                            EXHIBIT A

                        STANLEY D. BLACK



Class A Common Stock       Shares Beneficially Owned

Stanley D. Black           4,200,282 (1)





Class B Common Stock       Shares Beneficially Owned

Stanley D. Black           4,102,469 (1)



(1) Mr. Black has sole voting and investment control with respect to 9,313 shares of Class A Common Stock and shares voting and investment control with his spouse, Emilia F. Black, with respect to an additional 88,500 shares of Class A Common Stock. Of the aggregate 4,102,469 shares of Class B Common Stock deemed beneficially owned by Mr. Black, 1,100,000 shares are held of record by a limited partnership (the "Limited Partnership") of which Mr. Black and Mrs. Black are the general partners and share voting and investment power. All other shares are held of record by various trusts created by Mr. Black and/or Mrs. Black. Mr. Black has sole voting and investment power with respect to 2,675,807 of the 4,102,469 shares of Class B Common Stock deemed beneficially owned by him. Mr. Black does not currently have voting or investment power with respect to 326,662 shares of Class B Common Stock deemed beneficially owned by him, but has the right, in his capacity as a settlor of a certain trust, to acquire such 326,662 shares. Except for these 326,662 shares and the 1,100,000 shares held of record by the Limited Partnership, Mr. Black disclaims beneficial ownership of all shares beneficially owned by Mrs. Black. Of the aggregate 4,102,469 shares of Class B Common Stock deemed beneficially owned by Mr. Black, 1,792,749 are also deemed beneficially owned by Mrs. Black.